Exhibit 99.1

ARTICLES OF ARRANGEMENT

1. Name of Corporation:	2. Corporate Access Number:

BAYTEX ENERGY CORP.	2015661487

3.              In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated July 3, 2018 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Exhibit 1 (which is incorporated into and forms a part hereof), involving Baytex Energy Corp., 2099011 Alberta Ltd. and the shareholders of 2099011 Alberta Ltd. is effected upon the filing hereof. Pursuant to the Plan of Arrangement the separate legal existence of 2099011 Alberta Ltd. will cease without 2099011 Alberta Ltd. being liquidated or wound-up and Baytex Energy Corp. and 2099011 Alberta Ltd. shall continue as one corporation under the Business Corporations Act (Alberta).

Other than pursuant to the amalgamation, the Articles of Baytex Energy Corp. are unamended by the Plan of Arrangement.

Riley O’Brien
Name of Person Authorizing (please print)	Signature

Lawyer	August 22, 2018
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta  T5J 4L4, (780) 422-7330.

ARTICLES OF ARRANGEMENT

1. Name of Corporation:	2. Corporate Access Number:

2099011 ALBERTA LTD.	2020990111

3.              In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:

In accordance with the Order of the Court of Queen’s Bench of Alberta dated July 3, 2018 approving an arrangement pursuant to section 193 of the Business Corporations Act (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Exhibit 1 (which is incorporated into and forms a part hereof), involving Baytex Energy Corp., 2099011 Alberta Ltd. and the shareholders of 2099011 Alberta Ltd. is effected upon the filing hereof. Pursuant to the Plan of Arrangement the separate legal existence of 2099011 Alberta Ltd. will cease without 2099011 Alberta Ltd. being liquidated or wound-up and Baytex Energy Corp. and 2099011 Alberta Ltd. shall continue as one corporation under the Business Corporations Act (Alberta).

Other than pursuant to the amalgamation, the Articles of 2099011 Alberta Ltd. are unamended by the Plan of Arrangement.

Riley O’Brien
Name of Person Authorizing (please print)	Signature

Lawyer	August 22, 2018
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 — 102 Street, Edmonton, Alberta  T5J 4L4, (780) 422-7330.

COURT FILE NUMBER	1801-09257

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

MATTER	IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, RSA 2000, c B-9, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BAYTEX ENERGY CORP. AND 2099011 ALBERTA LTD.

APPLICANTS	BAYTEX ENERGY CORP. AND 2099011 ALBERTA LTD.

DOCUMENT	FINAL ORDER

ADDRESS FOR SERVICE AND	Stikeman Elliott LLP		Burnet, Duckworth & Palmer LLP
CONTACT INFORMATION OF	4300 Bankers Hall		2400, 525 - 8 Ave. SW
PARTY FILING THIS	888 — 3rd Street S.W.		Calgary, Alberta T2P 1G1
DOCUMENT	Calgary, Alberta T2P 5C5

	Attn:	Geoffrey Holub	Attn:	Jeffrey Sharpe
	Tel:	(403) 266-9022	Tel:	(403) 260-0176
	Fax:	(403) 266-9034	Fax:	(403) 260-0332

DATE ON WHICH ORDER WAS PRONOUNCED:	July 3, 2018

NAME OF JUSTICE WHO MADE THIS ORDER:	Madam Justice B. E. C. Romaine

LOCATION OF HEARING:	Calgary Courts Centre

UPON the joint Application of Baytex Energy Corp. (“Baytex”) and 2099011 Alberta Ltd. (“Raging River Subco”) for approval of a plan of arrangement (the “Amalgamation Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended (“ABCA”);

AND UPON reading the said Joint Originating Application, filed June 28, 2018 and the Affidavit of Murray J. Desrosiers, sworn June 28, 2018 and the Exhibits thereto (the “Desrosiers Affidavit”);

AND UPON hearing counsel for the Applicants;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Amalgamation Arrangement under any other provisions of the ABCA;

AND UPON the Court finding that the statutory requirements to approve the Amalgamation Arrangement have been fulfilled, the Amalgamation Arrangement has been put forth in good faith, the terms and conditions of the Amalgamation Arrangement are procedurally and substantively fair and reasonable, and upon being satisfied that the Arrangement ought to be approved;

AND UPON NOTING THAT for the purposes of this Order the capitalized terms not defined in this Order shall have the meanings ascribed to them in the Desrosiers Affidavit;

IT IS HEREBY ORDERED THAT:

1.             The Amalgamation Arrangement proposed by the Applicants, in the form attached as Schedule “A” to this Order, is hereby approved by this Court pursuant to the provisions of Section 193 of the ABCA and will, when effective, be binding on the Applicants and all other persons.

2.             The terms and conditions of the Amalgamation Arrangement, and the procedures relating thereto, are fair and reasonable.

3.             Provided that the Raging River Plan has been completed and the Articles of Arrangement with respect to the Raging River Plan have been filed pursuant to the provisions of Section 193

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of the ABCA, the Articles of Arrangement in respect of the Amalgamation Arrangement will be filed pursuant to the provisions of Section 193 of the ABCA at such time as Baytex deems appropriate, in its sole discretion.

4.             Provided that the Amalgamation Arrangement is approved by resolutions of the directors of each of Baytex and Raging River Subco (collectively, the “Parties” and individually a “Party”), on a date specified by the Applicants (the “Effective Date”), the Parties will merge with the same effect as if they were amalgamated under section 184 and 186 of the ABCA, except that the separate legal existence of Baytex will not cease and Baytex will survive the merger.

5.             Without limiting the foregoing, on the Effective Date, the separate legal existence of Raging River Subco will cease without it being liquidated or wound-up; the Parties will continue as one corporation; and the property of Raging River Subco will become the property of Baytex.

6.             Service of notice of this application is hereby deemed good and sufficient.

7.             Service of this Order shall be made upon the Registrar appointed under the ABCA.

8.             Prior to the effective time of the Raging River Plan, the Applicants may, on notice to such parties as the Court may order, seek leave at any time prior to the filing of the Articles of Arrangement in respect of the Amalgamation Arrangement to vary this Order or seek advice and directions as to the implementation of this Order.

J.C.Q.B.A.

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SCHEDULE “A”

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)                                 “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

(c)                                  “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Order has been granted, to give effect to the Arrangement;

(d)                                 “Baytex” means Baytex Energy Corp., a corporation existing under the ABCA and continuing upon any amalgamation of Baytex with one or more of its wholly-owned subsidiaries;

(e)                                  “Baytex Shares” means the common shares of Baytex;

(f)                                   “Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(g)                                  “Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)                                 “Continuing Baytex Directors” means the following six current directors of Baytex that were elected by holders of Baytex Shares at an annual meeting held on May 3, 2018: Edward D. LaFehr, Raymond T. Chan, Mark R. Bly, Trudy M. Curran, Naveen Dargan and Gregory K. Melchin, provided that if one or more such directors ceases to be a director of Baytex prior to the Effective Time or is unable or unwilling to act as a director of Baytex at the Effective Time, such other person(s) as determined by Baytex in its sole discretion;

(i)                                     “Court” means the Court of Queen’s Bench of Alberta;

(j)                                    “Effective Date” means the date the Arrangement becomes effective under the ABCA;

(k)                                 “Effective Time” means the later of the time that the Certificate is issued and the time immediately after the last step in the Raging River Plan has been completed;

(l)                                     “Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(m)                             “Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(n)                                 “Raging River” means Raging River Exploration Inc., a corporation existing under the ABCA;

(o)                                 “Raging River Nominees” means the four nominees to the board of directors of Baytex determined pursuant to the Raging River Plan;

(p)                                 “Raging River Plan” means the plan of arrangement attached as Schedule “A” to the arrangement agreement dated June 17, 2018 between Baytex and Raging River, as amended in the manner proposed in the attached Exhibit I and as may be further amended or supplemented from time to time in accordance with the terms thereof;

(q)                                 “Raging River Subco” means 2099011 Alberta Ltd., a wholly-owned subsidiary of Raging River existing under the ABCA and, following the completion of the Raging River Plan, a wholly-owned subsidiary of Baytex;

(r)                                    “Raging River Subco Shares” means the common shares of Raging River Subco, as constituted on the date hereof; and

(s)                                   “Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA.

1.2                                                                               Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3                                                                               Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4                                                                               Number and Gender

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5                                                                               Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7                                                                               Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

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ARTICLE 2
BINDING EFFECT OF THE PLAN

2.1                                                                               Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Baytex, Raging River Subco, all legal and beneficial holders of Raging River Subco Shares and all other persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.2                                                                               Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 have become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
THE ARRANGEMENT

3.1                                                                               The Arrangement

At the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)                                 The separate legal existence of Raging River Subco will cease without Raging River Subco being liquidated or wound-up and Baytex and Raging River Subco shall continue as one corporation under the ABCA in accordance with the following:

(i)                                     the articles of amalgamation of Baytex will remain the articles of incorporation of Baytex;

(ii)                                  Baytex will own and hold all property of Baytex and Raging River Subco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all obligations of Baytex and Raging River Subco, whether arising by contract or otherwise, may be enforced against Baytex to the same extent as if such obligations had been incurred or contracted by it;

(iii)                               Baytex shall continue to be liable for the obligations of Baytex and Raging River Subco;

(iv)                              all rights, contracts, permits and interests of Baytex and Raging River Subco will continue as rights, contracts, permits and interests of Baytex as if Baytex and Raging River Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either Baytex or Raging River Subco under any such rights, contracts, permits and interests;

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(v)                                 any existing cause of action, claim or liability to prosecution of Raging River Subco or Baytex shall be unaffected;

(vi)                              any civil, criminal or administrative action or proceeding pending by or against Raging River Subco or Baytex may be continued to be prosecuted by or against Baytex;

(vii)                           a conviction against, or ruling, order or judgment in favour of or against, Raging River Subco or Baytex may be enforced by or against Baytex;

(viii)                        the Raging River Subco Shares will be cancelled without any repayment of capital in respect thereof;

(ix)                              no securities will be issued by Baytex in connection with the transaction and the stated capital of Baytex shall be the same as the stated capital of Baytex immediately prior to the Effective Time;

(x)                                 the directors of Baytex shall be the Continuing Baytex Directors together with the four Raging River Nominees; and

(xi)                              the officers of Baytex shall be:  Edward D. LaFehr (President and Chief Executive Officer), Rodney D. Gray (Chief Financial Officer), Richard P. Ramsay (Chief Operating Officer), Bruce Beynon (Executive Vice President, Exploration, Land and Business Development) and Jason Jaskela (Vice President, East Duvernay Shale); provided that if one or more such officers is unable or unwilling to act as an officer of Baytex at the Effective Time, such other person(s) as agreed to by Baytex and Raging River, each acting reasonably.

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EXHIBIT “I”

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)                                 “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

~~(b)                                 “Amalco” means the corporation resulting from the amalgamation of Baytex and Raging River Subco pursuant to Subsection 3.1(g) hereof;~~

~~(c)                                  “Amalco Shares” means the common shares in the capital of Amalco;~~

(b)                                 ~~(d)~~ “Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

(c)                                  ~~(e)~~ “Arrangement Agreement” means the arrangement agreement dated as of June 17, 2018 between Baytex and Raging River, providing for the Arrangement, as the same may be amended or supplemented from time to time;

(d)                                 ~~(f)~~ “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(e)                                  ~~(g)~~ “Baytex” means Baytex Energy Corp., a corporation existing under the ABCA and continuing upon any amalgamation of Baytex with one or more of its wholly-owned subsidiaries;

(f)                                   ~~(h)~~ “Baytex Shares” means the common shares of Baytex ~~as constituted on the date hereof and following the amalgamation of Baytex and Raging River Subco pursuant to Subsection 3.1(g) hereof, means the common shares of Amalco, as applicable~~;

(g)                                  ~~(i)~~ “Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(h)                                 ~~(j)~~ “Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(i)                                     ~~(k)~~ “Continuing Baytex Directors” means the following six current directors of Baytex that were elected by the Baytex Shareholders at an annual meeting held on May 3, 2018: Edward D. LaFehr, Raymond T. Chan, Mark R. Bly, Trudy M. Curran, Naveen Dargan and Gregory K. Melchin, provided that if one or more such directors ceases to be a director of Baytex prior to the Effective

Time or is unable or unwilling to act as a director of ~~Amalco~~Baytex at the Effective Time, such other person(s) as determined by Baytex in its sole discretion;

(j)                                    ~~(l)~~ “Court” means the Court of Queen’s Bench of Alberta;

(k)                                 ~~(m)~~ “Deferred Plan” means a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, deferred profit sharing plan, registered education savings plan or a tax-free savings account;

(l)                                     ~~(n)~~ “Depositary” means ~~•~~Computershare Trust Company of Canada or such other person that may be appointed by Baytex for the purpose of receiving deposits of certificates formerly representing Raging River Shares;

(m)                             ~~(o)~~ “Dissent Rights” means the right of a Dissenting Shareholder pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the Raging River Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;

(n)                                 ~~(p)~~ “Dissenting Shareholders” means the registered holders of Raging River Shares who validly exercise Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(o)                                 ~~(q)~~ “Effective Date” means the date the Arrangement becomes effective under the ABCA;

(p)                                 ~~(r)~~ “Effective Time” means the time that the Certificate is issued;

(q)                                 ~~(s)~~ “Electing Raging River Shareholder” means a Raging River Shareholder who elects to receive Baytex Shares pursuant to the Plan in a Shareholder Letter of Transmittal and indicates in the Shareholder Letter of Transmittal that such Raging River Shareholder is not (a) a person who holds a Raging River Share other than as capital property for purposes of the Tax Act, (b) a non-resident of Canada for purposes of the  Tax Act unless any Raging River Shares are taxable Canadian property for purposes of the Tax Act for such non-resident person, or (c) a person exempt from tax under the Tax Act under Part I of the Tax Act other than a Deferred Plan;

(r)                                    ~~(t)~~ “Election Deadline” means 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the Raging River Meeting or such other time as may be agreed to by Raging River and Baytex;

(s)                                   ~~(u)~~ “Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)                                    ~~(v)~~ “Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Raging River Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u)                                 ~~(w)~~ “Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and

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similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(v)                                 ~~(x)~~ “Raging River” means Raging River Exploration Inc., a corporation existing under the ABCA;

(w)                               ~~(y)~~ “Raging River Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Raging River Shareholders at the Raging River Meeting;

(x)                                 ~~(z)~~ “Raging River Meeting” means the special meeting of Raging River Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Raging River Shareholders to consider the Raging River Arrangement Resolution and related matters, and any adjournment(s) thereof;

(y)                                 ~~(aa)~~ “Raging River Nominees” means the four nominees to the ~~initial~~ board of directors of ~~Amalco~~Baytex determined pursuant to the Plan;

(z)                                  ~~(bb)~~ “Raging River Shareholders” means the holders from time to time of Raging River Shares;

(aa)                          ~~(cc)~~ “Raging River Shares” means the common shares of Raging River, as constituted on the date hereof;

(bb)                          ~~(dd)~~ “Raging River Subco” means ~~•~~2099011 Alberta Ltd., a wholly-owned subsidiary of Raging River existing under the ABCA;

(cc)                            ~~(ee)~~ “Raging River Subco Note” means a non-interest bearing note of Raging River Subco payable on demand having a principal amount equal to the fair market value of 1.36 of a Baytex Share at the time of issuance of the Raging River Subco Note;

(dd)                          ~~(ff)~~ “Raging River Subco Shares” means the common shares of Raging River Subco, as constituted on the date hereof;

(ee)                            ~~(gg)~~ “Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(ff)                              ~~(hh)~~ “Shareholder Letter of Transmittal” means the Shareholder Letter of Transmittal forwarded to Raging River Shareholders pursuant to which Raging River Shareholders are required to deliver certificates representing Raging River Shares to the Depositary; and

(gg)                            ~~(ii)~~ “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.), c. 1.

Capitalized terms used in this Plan but not otherwise defined herein, shall have the meaning ascribed thereto in the Arrangement Agreement.

1.2                                                                               Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

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1.3                                                                               Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4                                                                               Number and Gender

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5                                                                               Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                                                                               Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7                                                                               Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
BINDING EFFECT OF THE PLAN

2.1                                                                               Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Raging River, Baytex, Raging River Subco, all legal and beneficial holders of Raging River Shares and all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.2                                                                               Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 have become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

2.3                                                                               Plan Forms Part of the Arrangement Agreement

The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

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ARTICLE 3
THE ARRANGEMENT

3.1                                                                               The Arrangement

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

~~(a)                                 the Raging River Nominees for the purposes of the initial board of directors of Amalco formed pursuant to Subsection (g) of the Plan shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such directors is unable or unwilling to act as a director of Amalco at the Effective Time, such other person(s) as determined by Raging River in its sole discretion;~~

(a)                                 ~~(b)~~ subject to Section 5.1 hereof, each of the Raging River Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)            such Dissenting Shareholders shall cease to be the holders of such Raging River Shares and to have any rights as holders of such Raging River Shares other than the right to be paid fair value for such Raging River Shares as set out in Section 5.1 hereof; and

(ii)           such Dissenting Shareholders’ names shall be removed as the holders of such Raging River Shares from the registers of Raging River Shares maintained by or on behalf of Raging River;

(b)                                 ~~(c)~~ each outstanding Raging River Share held by a Raging River Shareholder (other than those held by Electing Raging River Shareholders, Deferred Plans or Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Raging River Subco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a Raging River Subco Note;

(c)                                  ~~(d)~~ each outstanding Raging River Subco Note shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 of a Baytex Share, and the aggregate fair market value of such issued Baytex Shares will be added to the stated capital account maintained by Baytex in respect of the Baytex Shares;

(d)                                 ~~(e)~~ each outstanding Raging River Share held by an Electing Raging River Shareholder (subject to Subsection 3.3) or a Deferred Plan (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 of a Baytex Share and the aggregate paid up capital of such Raging River Shares for purposes of the Tax Act immediately prior to the Effective Time will be added to the stated capital account maintained by Baytex in respect of the Baytex Shares;

(e)                                  ~~(f)~~ each outstanding Raging River Subco Share, all of which are owned by Raging River, shall be, and shall be deemed to be, transferred to, and acquired by Baytex (free and clear of any liens,

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claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for cash consideration of $100;

~~(g)                                  Baytex and Raging River Subco shall be amalgamated to form Amalco and continue as one corporation under the ABCA in accordance with the following:~~

~~(i)                                    the name of Amalco shall be “Baytex Energy Corp.”;~~

~~(ii)                                 the articles of Amalco shall be the same as the articles of Baytex;~~

~~(iii)                              the Raging River Subco Shares shall be cancelled without any repayment of capital;~~

~~(iv)                             the property of each of the amalgamating corporations shall continue to be the property of Amalco;~~

~~(v)                                Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;~~

~~(vi)                             any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;~~

~~(vii)                          any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Amalco;~~

~~(viii)                       a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Amalco;~~

~~(ix)                             the articles of amalgamation of Amalco shall be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation of Amalco shall be deemed to be the certificate of incorporation of Amalco;~~

~~(x)                                the by-laws of Amalco shall be the by-laws of Baytex until repealed, amended, altered or added to;~~

~~(xi)                             the first directors of Amalco shall be the Continuing Baytex Directors together with the four Raging River Nominees;~~

(f)                                   ~~(xii) the first officers of Amalco shall be:  Edward D. LaFehr (President and Chief Executive Officer), Rodney D. Gray (Chief Financial Officer), Richard P. Ramsay (Chief Operating Officer), Bruce Beynon (Executive Vice President Exploration, Land and Business Development) and Jason Jaskela (Vice President, East Duvernay Shale)~~the Raging River Nominees for the purposes of the board of directors of Baytex at the Effective Time shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such ~~officers~~directors is unable or unwilling to act as ~~an officer~~a director of ~~Amalco~~Baytex at the Effective Time, such other person(s) as ~~agreed to by Baytex and Raging River, each acting reasonably~~determined by Raging River in its sole discretion, who, together with the Continuing Baytex Directors, shall constitute the entire board of directors of Baytex; and

~~(xiii)                        the stated capital of the Amalco common shares shall be the same as the stated capital of the Baytex Shares immediately prior to this step (g) of the Plan; and~~

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(g)                                  ~~(h) Amalco~~Baytex succeeds to, and is substituted for, and may exercise every right and power of Raging River and ~~Amalco~~Baytex assumes all the covenants and obligations of Raging River under the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan and following the Effective Time holders of Raging River Awards and Raging River Options granted under such plans shall be entitled to receive ~~Amalco~~Baytex Shares on the exercise, surrender or settlement of such Raging River Awards and Raging River Options subject to such adjustments as are then necessary to reflect the ratio at which Raging River Shares are exchanged for Baytex Shares pursuant to the Plan and such other adjustments in accordance with the provisions of the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan.

3.2                                                                               Effect of the Arrangement

(a)                                 With respect to each Raging River Shareholder, other than Electing Raging River Shareholders, Deferred Plans and Dissenting Shareholders, at the time of the transactions described in Subsections 3.1(~~c~~b) and 3.1(~~d~~c):

(i)            such Raging River Shareholder shall cease to be a holder of the Raging River Shares so transferred and the name of such holder shall be removed from the register of holders of Raging River Shares as it relates to the Raging River Shares so transferred;

(ii)           Raging River Subco shall become the holder of the Raging River Shares so transferred and shall be added to the register of holders of Raging River Shares; and

(iii)          Baytex shall allot and issue to such Raging River Shareholder the number of Baytex Shares issuable to such holder on the basis set forth in Subsection 3.1(~~d~~c), and the name of such holder shall be added to the register of holders of the Baytex Shares in respect of such delivered Baytex Shares.

(b)                                 With respect to each Electing Raging River Shareholder and Deferred Plan, other than Dissenting Shareholders, at the time of the transaction described in Subsection 3.1(~~e~~d):

(i)            such Raging River Shareholder shall cease to be a holder of the Raging River Shares so transferred and the name of such holder shall be removed from the register of holders of Raging River Shares as it relates to the Raging River Shares so transferred;

(ii)           Baytex shall become the holder of the Raging River Shares so transferred and shall be added to the register of holders of Raging River Shares; and

(iii)          Baytex shall allot and issue to such holder the number of Baytex Shares issuable to such holder on the basis set forth in Subsection 3.1(~~e~~d) and the name of such holder shall be added to the register of holders of the Baytex Shares in respect of such delivered Baytex Shares.

3.3                                                                               Election by Electing Raging River Shareholder

With respect to the election required to be made by an Electing Raging River Shareholder pursuant to Subsection 3.1(~~e~~d):

(a)                                 (i)                                     each of such Electing Raging River Shareholders shall make such election by depositing with the Depositary, prior to the Election Deadline, a validly completed and duly

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signed Shareholder Letter of Transmittal indicating such holder’s election, together with certificates representing such holder’s Raging River Shares; and

(ii)                                  any Raging River Shareholder (other than a Raging River Shareholder that is a Deferred Plan) who does not qualify as an Electing Raging River Shareholder or who does not deposit with the Depositary a validly completed and duly signed Shareholder Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Subsection 3.3(a)(i) and the Shareholder Letter of Transmittal or to elect to exchange Raging River Shares as contemplated by Subsection 3.1(~~e~~d), shall be deemed to have elected not to receive the consideration to be received under Subsection 3.1(~~e~~d) and shall be deemed to have sold, assigned and transferred its Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes in accordance with Subsection 3.1(~~c~~b).

(b)                                 For greater certainty, all Raging River Shares held by a Deferred Plan will be deemed to receive Baytex Shares pursuant to Subsection 3.1(~~e~~d) even if the Raging River Shareholder holding such Raging River Shares fails to deposit a validly completed and duly executed Shareholder Letter of Transmittal with the Depositary prior to the Election Deadline.

(c)                                  All the events and transactions set out in Section 3.1, including the exchange of Raging River Shares for Raging River Subco Notes pursuant to Subsection 3.1(c), the exchange of Raging River Subco Notes for Baytex Shares pursuant to Subsection 3.1(d) and the exchange of Raging River Shares for Baytex Shares pursuant to Subsection 3.1(e), shall be deemed to have occurred in the order as set out in Section 3.1 commencing at the Effective Time regardless of whether the Election Deadline occurs before or after the Effective Time. If Baytex and Raging River determine that the Election Deadline is after the Effective Time, all elections received after the Effective Time but prior to the Election Deadline shall be valid and effective provided the Raging River Shareholder making such election deposits with the Depositary a validly completed and duly signed Shareholder Letter of Transmittal prior to the Election Deadline.  To the extent Raging River and Baytex agree to extend the Election Deadline, all elections received by the Depositary prior to or following such extension shall thereafter be irrevocable.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1                                                                               Certificates

From and after the Effective Time, each certificate formerly representing Raging River Shares shall represent only the right to receive:

(a)                                 in the case of certificates held by Dissenting Shareholders, the fair value of the Raging River Shares, represented by such certificates as provided for in the Interim Order and Article 5; and

(b)                                 in the case of all other Raging River Shareholders, the consideration to which each such Raging River Shareholder is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Raging River Shares, a duly completed and signed Shareholder Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require.

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4.2                                                                               Deposit of Consideration by Baytex

Prior to the Effective Time, Baytex shall issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Baytex Shares, to issue certificates representing the aggregate number of Baytex Shares to which the Raging River Shareholders are entitled in accordance with the terms of the Arrangement.

4.3                                                                               Delivery of Baytex Shares by Depositary

Promptly following the Effective Time, upon receipt of the treasury order delivered by Baytex pursuant to Section 4.2, the Depositary shall cause certificates representing Baytex Shares to be forwarded to those persons who have deposited with the Depositary the certificates for Raging River Shares, a duly completed and signed Shareholder Letter of Transmittal and such documents and instruments required by the Depositary pursuant to Section 4.1. Such certificates shall, if elected by the Raging River Shareholder in the relevant Shareholder Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Shareholder Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Raging River Shareholder in the register of holders of Raging River Shares. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

4.4                                                                               Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Raging River Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Baytex, Raging River and their respective transfer agents in such form as is satisfactory to Baytex, Raging River and their respective transfer agents, or shall otherwise indemnify Baytex, Raging River and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5                                                                               Registration of Baytex Shares

The Depositary shall register Baytex Shares in the name of each Raging River Shareholder entitled thereto or as otherwise instructed in the Shareholder Letter of Transmittal deposited by such Raging River Shareholder and shall deliver such Baytex Shares in accordance with Section 4.3.

4.6                                                                               No Interest after the Effective Time

From and after the Effective Time, the Raging River Shareholders shall not be entitled to any dividend or other payment on or with respect to Raging River Shares other than the consideration that they are entitled to receive pursuant to this Plan.

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4.7                                                                               Treatment of Fractional Shares

No fractional Baytex Shares will be issued in connection with the Arrangement. In the event that a Raging River Shareholder would otherwise be entitled to a fractional Baytex Share hereunder, the number of Baytex Shares issued to such Raging River Shareholder shall be rounded up to the next whole number of Baytex Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Baytex Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Raging River Shares registered in the name of or beneficially held by such Raging River Shareholder or his/her/its nominee shall be aggregated.

4.8                                                                               Failure to Deposit Certificates

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Raging River Shares that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive Baytex Shares or other consideration hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Raging River Shares to receive the consideration for such Raging River Shares pursuant to this Plan (and any dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Baytex, for no consideration. In such case, such Baytex Shares shall be returned to Baytex for cancellation and any cash (including any dividends or other distributions in respect of such Baytex Shares) shall be returned to Baytex.

4.9                                                                               Dividends

Subject to Section 4.8, all dividends payable in respect of Baytex Shares to which a former Raging River Shareholder is entitled in accordance with this Plan, but for which a certificate representing such Baytex Shares has not been delivered to such Raging River Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such Raging River Shareholder for delivery to the Raging River Shareholder, net of all withholding and other taxes, upon delivery of the certificate representing the applicable Baytex Shares in accordance with this Article 4.

4.10                                                                        Withholdings

Raging River, Baytex and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Raging River Shareholder such amounts as Raging River, Raging River Subco, Baytex or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Raging River Shareholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, any of Raging River, Baytex or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Raging River, Baytex or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Raging River, Baytex and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds (after deducting any expenses incurred in connection therewith) of such sale.

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ARTICLE 5
DISSENT RIGHTS

5.1                                                                               Dissent Rights

Each registered holder of Raging River Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Raging River Shares and shall only be entitled to be paid the fair value of such holder’s Raging River Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder’s Raging River Shares to Baytex at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder’s Raging River Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Raging River Shares, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Shareholder shall receive Baytex Shares for such holder’s Raging River Shares on the basis set forth in Subsection 3.1(~~e~~d), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Raging River Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Raging River Shares at the Raging River Meeting. In no event shall Raging River or Baytex be required to recognize any Dissenting Shareholder as a securityholder of Raging River after the Effective Time and the names of such holders shall be removed from the register of holders of Raging River Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1                               Amendment of this Plan

(a)                                 Raging River and Baytex may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Raging River and Baytex; (ii) filed with the Court and, if made following the Raging River Meeting, approved by the Court; and (iii) communicated to Raging River Shareholders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan may be proposed by Raging River and Baytex at any time prior to or at the Raging River Meeting (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement and by the Raging River Shareholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan which is approved or directed by the Court following the Raging River Meeting shall be effective only: (i) if it is consented to by Raging River and Baytex (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by Raging River Shareholders.

(d)                                 This Plan may be amended, modified or supplemented following the Effective Time unilaterally by Baytex, provided that it concerns a matter that, in the reasonable opinion of Baytex, is of an

A-11

administrative nature required to better give effect to the implementation of this Plan and is not adverse to the financial or economic interest of any former Raging River Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1                               Further Acts

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein.

7.2                               Priority of Plan

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to Raging River Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of Raging River Shareholders and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Raging River Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)                                 “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

(c)                                  “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Order has been granted, to give effect to the Arrangement;

(d)                                 “Baytex” means Baytex Energy Corp., a corporation existing under the ABCA and continuing upon any amalgamation of Baytex with one or more of its wholly-owned subsidiaries;

(e)                                  “Baytex Shares” means the common shares of Baytex;

(f)                                   “Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(g)                                  “Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)                                 “Continuing Baytex Directors” means the following six current directors of Baytex that were elected by holders of Baytex Shares at an annual meeting held on May 3, 2018: Edward D. LaFehr, Raymond T. Chan, Mark R. Bly, Trudy M. Curran, Naveen Dargan and Gregory K. Melchin, provided that if one or more such directors ceases to be a director of Baytex prior to the Effective Time or is unable or unwilling to act as a director of Baytex at the Effective Time, such other person(s) as determined by Baytex in its sole discretion;

(i)                                     “Court” means the Court of Queen’s Bench of Alberta;

(j)                                    “Effective Date” means the date the Arrangement becomes effective under the ABCA;

(k)                                 “Effective Time” means the later of the time that the Certificate is issued and the time immediately after the last step in the Raging River Plan has been completed;

(l)                                     “Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(m)                             “Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(n)                                 “Raging River” means Raging River Exploration Inc., a corporation existing under the ABCA;

(o)                                 “Raging River Nominees” means the four nominees to the board of directors of Baytex determined pursuant to the Raging River Plan;

(p)                                 “Raging River Plan” means the plan of arrangement attached as Schedule “A” to the arrangement agreement dated June 17, 2018 between Baytex and Raging River, as amended in the manner proposed in the attached Exhibit I and as may be further amended or supplemented from time to time in accordance with the terms thereof;

(q)                                 “Raging River Subco” means 2099011 Alberta Ltd., a wholly-owned subsidiary of Raging River existing under the ABCA and, following the completion of the Raging River Plan, a wholly-owned subsidiary of Baytex;

(r)                                    “Raging River Subco Shares” means the common shares of Raging River Subco, as constituted on the date hereof; and

(s)                                   “Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA.

1.2                                                                               Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3                                                                               Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4                                                                               Number and Gender

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5                                                                               Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7                                                                               Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

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ARTICLE 2
BINDING EFFECT OF THE PLAN

2.1                                                                               Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Baytex, Raging River Subco, all legal and beneficial holders of Raging River Subco Shares and all other persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.2                                                                               Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 have become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
THE ARRANGEMENT

3.1                                                                               The Arrangement

At the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)                                 The separate legal existence of Raging River Subco will cease without Raging River Subco being liquidated or wound-up and Baytex and Raging River Subco shall continue as one corporation under the ABCA in accordance with the following:

(i)                                    the articles of amalgamation of Baytex will remain the articles of incorporation of Baytex;

(ii)                                 Baytex will own and hold all property of Baytex and Raging River Subco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all obligations of Baytex and Raging River Subco, whether arising by contract or otherwise, may be enforced against Baytex to the same extent as if such obligations had been incurred or contracted by it;

(iii)                              Baytex shall continue to be liable for the obligations of Baytex and Raging River Subco;

(iv)                             all rights, contracts, permits and interests of Baytex and Raging River Subco will continue as rights, contracts, permits and interests of Baytex as if Baytex and Raging River Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either Baytex or Raging River Subco under any such rights, contracts, permits and interests;

3

(v)                                any existing cause of action, claim or liability to prosecution of Raging River Subco or Baytex shall be unaffected;

(vi)                             any civil, criminal or administrative action or proceeding pending by or against Raging River Subco or Baytex may be continued to be prosecuted by or against Baytex;

(vii)                          a conviction against, or ruling, order or judgment in favour of or against, Raging River Subco or Baytex may be enforced by or against Baytex;

(viii)                       the Raging River Subco Shares will be cancelled without any repayment of capital in respect thereof;

(ix)                             no securities will be issued by Baytex in connection with the transaction and the stated capital of Baytex shall be the same as the stated capital of Baytex immediately prior to the Effective Time;

(x)                                the directors of Baytex shall be the Continuing Baytex Directors together with the four Raging River Nominees; and

(xi)                             the officers of Baytex shall be:  Edward D. LaFehr (President and Chief Executive Officer), Rodney D. Gray (Chief Financial Officer), Richard P. Ramsay (Chief Operating Officer), Bruce Beynon (Executive Vice President, Exploration, Land and Business Development) and Jason Jaskela (Vice President, East Duvernay Shale); provided that if one or more such officers is unable or unwilling to act as an officer of Baytex at the Effective Time, such other person(s) as agreed to by Baytex and Raging River, each acting reasonably.

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EXHIBIT “I”

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)                                 “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

~~(b)                                 “Amalco” means the corporation resulting from the amalgamation of Baytex and Raging River Subco pursuant to Subsection 3.1(g) hereof;~~

~~(c)                                  “Amalco Shares” means the common shares in the capital of Amalco;~~

(b)                                 ~~(d)~~ “Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

(c)                                  ~~(e)~~ “Arrangement Agreement” means the arrangement agreement dated as of June 17, 2018 between Baytex and Raging River, providing for the Arrangement, as the same may be amended or supplemented from time to time;

(d)                                 ~~(f)~~ “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(e)                                  ~~(g)~~ “Baytex” means Baytex Energy Corp., a corporation existing under the ABCA and continuing upon any amalgamation of Baytex with one or more of its wholly-owned subsidiaries;

(f)                                   ~~(h)~~ “Baytex Shares” means the common shares of Baytex ~~as constituted on the date hereof and following the amalgamation of Baytex and Raging River Subco pursuant to Subsection 3.1(g) hereof, means the common shares of Amalco, as applicable~~;

(g)                                  ~~(i)~~ “Business Day” means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(h)                                 ~~(j)~~ “Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(i)                                     ~~(k)~~ “Continuing Baytex Directors” means the following six current directors of Baytex that were elected by the Baytex Shareholders at an annual meeting held on May 3, 2018: Edward D. LaFehr, Raymond T. Chan, Mark R. Bly, Trudy M. Curran, Naveen Dargan and Gregory K. Melchin, provided that if one or more such directors ceases to be a director of Baytex prior to the Effective

Time or is unable or unwilling to act as a director of ~~Amalco~~Baytex at the Effective Time, such other person(s) as determined by Baytex in its sole discretion;

(j)                                    ~~(l)~~ “Court” means the Court of Queen’s Bench of Alberta;

(k)                                 ~~(m)~~ “Deferred Plan” means a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, deferred profit sharing plan, registered education savings plan or a tax-free savings account;

(l)                                     ~~(n)~~ “Depositary” means ~~•~~Computershare Trust Company of Canada or such other person that may be appointed by Baytex for the purpose of receiving deposits of certificates formerly representing Raging River Shares;

(m)                             ~~(o)~~ “Dissent Rights” means the right of a Dissenting Shareholder pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the Raging River Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;

(n)                                 ~~(p)~~ “Dissenting Shareholders” means the registered holders of Raging River Shares who validly exercise Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(o)                                 ~~(q)~~ “Effective Date” means the date the Arrangement becomes effective under the ABCA;

(p)                                 ~~(r)~~ “Effective Time” means the time that the Certificate is issued;

(q)                                 ~~(s)~~ “Electing Raging River Shareholder” means a Raging River Shareholder who elects to receive Baytex Shares pursuant to the Plan in a Shareholder Letter of Transmittal and indicates in the Shareholder Letter of Transmittal that such Raging River Shareholder is not (a) a person who holds a Raging River Share other than as capital property for purposes of the Tax Act, (b) a non-resident of Canada for purposes of the Tax Act unless any Raging River Shares are taxable Canadian property for purposes of the Tax Act for such non-resident person, or (c) a person exempt from tax under the Tax Act under Part I of the Tax Act other than a Deferred Plan;

(r)                                    ~~(t)~~ “Election Deadline” means 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the Raging River Meeting or such other time as may be agreed to by Raging River and Baytex;

(s)                                   ~~(u)~~ “Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)                                    ~~(v)~~ “Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Raging River Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u)                                 ~~(w)~~ “Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

(v)                                 ~~(x)~~ “Raging River” means Raging River Exploration Inc., a corporation existing under the ABCA;

(w)                               ~~(y)~~ “Raging River Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered by the Raging River Shareholders at the Raging River Meeting;

(x)                                 ~~(z)~~ “Raging River Meeting” means the special meeting of Raging River Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Raging River Shareholders to consider the Raging River Arrangement Resolution and related matters, and any adjournment(s) thereof;

(y)                                 ~~(aa)~~ “Raging River Nominees” means the four nominees to the ~~initial~~ board of directors of ~~Amalco~~Baytex determined pursuant to the Plan;

(z)                                  ~~(bb)~~ “Raging River Shareholders” means the holders from time to time of Raging River Shares;

(aa)                          ~~(cc)~~ “Raging River Shares” means the common shares of Raging River, as constituted on the date hereof;

(bb)                          ~~(dd)~~ “Raging River Subco” means ~~●~~2099011 Alberta Ltd., a wholly-owned subsidiary of Raging River existing under the ABCA;

(cc)                            ~~(ee)~~ “Raging River Subco Note” means a non-interest bearing note of Raging River Subco payable on demand having a principal amount equal to the fair market value of 1.36 of a Baytex Share at the time of issuance of the Raging River Subco Note;

(dd)                          ~~(ff)~~ “Raging River Subco Shares” means the common shares of Raging River Subco, as constituted on the date hereof;

(ee)                            ~~(gg)~~ “Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(ff)                              ~~(hh)~~ “Shareholder Letter of Transmittal” means the Shareholder Letter of Transmittal forwarded to Raging River Shareholders pursuant to which Raging River Shareholders are required to deliver certificates representing Raging River Shares to the Depositary; and

(gg)                            ~~(ii)~~ “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.), c. 1.

Capitalized terms used in this Plan but not otherwise defined herein, shall have the meaning ascribed thereto in the Arrangement Agreement.

1.2                                                                               Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3                                                                               Article References

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4                                                                               Number and Gender

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5                                                                               Date for Any Action

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                                                                               Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7                                                                               Statutes

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
BINDING EFFECT OF THE PLAN

2.1                                                                               Plan Binding

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Raging River, Baytex, Raging River Subco, all legal and beneficial holders of Raging River Shares and all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.2                                                                               Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 have become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

2.3                                                                               Plan Forms Part of the Arrangement Agreement

The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1                                                                               The Arrangement

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

~~(a)                                 the Raging River Nominees for the purposes of the initial board of directors of Amalco formed pursuant to Subsection (g) of the Plan shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such directors is unable or unwilling to act as a director of Amalco at the Effective Time, such other person(s) as determined by Raging River in its sole discretion;~~

(a)                                 ~~(b)~~ subject to Section 5.1 hereof, each of the Raging River Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)                                     such Dissenting Shareholders shall cease to be the holders of such Raging River Shares and to have any rights as holders of such Raging River Shares other than the right to be paid fair value for such Raging River Shares as set out in Section 5.1 hereof; and

(ii)                                  such Dissenting Shareholders’ names shall be removed as the holders of such Raging River Shares from the registers of Raging River Shares maintained by or on behalf of Raging River;

(b)                                 ~~(c)~~ each outstanding Raging River Share held by a Raging River Shareholder (other than those held by Electing Raging River Shareholders, Deferred Plans or Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Raging River Subco (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a Raging River Subco Note;

(c)                                  ~~(d)~~ each outstanding Raging River Subco Note shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 of a Baytex Share, and the aggregate fair market value of such issued Baytex Shares will be added to the stated capital account maintained by Baytex in respect of the Baytex Shares;

(d)                                 ~~(e)~~ each outstanding Raging River Share held by an Electing Raging River Shareholder (subject to Subsection 3.3) or a Deferred Plan (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for 1.36 of a Baytex Share and the aggregate paid up capital of such Raging River Shares for purposes of the Tax Act immediately prior to the Effective Time will be added to the stated capital account maintained by Baytex in respect of the Baytex Shares;

(e)                                  ~~(f)~~ each outstanding Raging River Subco Share, all of which are owned by Raging River, shall be, and shall be deemed to be, transferred to, and acquired by Baytex (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for cash consideration of $100;

~~(g)                                  Baytex and Raging River Subco shall be amalgamated to form Amalco and continue as one corporation under the ABCA in accordance with the following:~~

~~(i)                                    the name of Amalco shall be “Baytex Energy Corp.”;~~

~~(ii)                                 the articles of Amalco shall be the same as the articles of Baytex;~~

~~(iii)                              the Raging River Subco Shares shall be cancelled without any repayment of capital;~~

~~(iv)                             the property of each of the amalgamating corporations shall continue to be the property of Amalco;~~

~~(v)                                Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;~~

~~(vi)                             any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;~~

~~(vii)                          any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Amalco;~~

~~(viii)                       a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Amalco;~~

~~(ix)                             the articles of amalgamation of Amalco shall be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation of Amalco shall be deemed to be the certificate of incorporation of Amalco;~~

~~(x)                                the by-laws of Amalco shall be the by-laws of Baytex until repealed, amended, altered or added to;~~

~~(xi)                             the first directors of Amalco shall be the Continuing Baytex Directors together with the four Raging River Nominees;~~

(f)                                   ~~(xii) the first officers of Amalco shall be:  Edward D. LaFehr (President and Chief Executive Officer), Rodney D. Gray (Chief Financial Officer), Richard P. Ramsay (Chief Operating Officer), Bruce Beynon (Executive Vice President Exploration, Land and Business Development) and Jason Jaskela (Vice President, East Duvernay Shale)~~the Raging River Nominees for the purposes of the board of directors of Baytex at the Effective Time shall be determined to be Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce; provided that if one or more such ~~officers~~directors is unable or unwilling to act as ~~an officer~~a director of ~~Amalco~~Baytex at the Effective Time, such other person(s) as ~~agreed to by Baytex and Raging River, each acting reasonably~~determined by Raging River in its sole discretion, who, together with the Continuing Baytex Directors, shall constitute the entire board of directors of Baytex; and

~~(xiii)                        the stated capital of the Amalco common shares shall be the same as the stated capital of the Baytex Shares immediately prior to this step (g) of the Plan; and~~

(g)                                  ~~(h) Amalco~~Baytex succeeds to, and is substituted for, and may exercise every right and power of Raging River and ~~Amalco~~Baytex assumes all the covenants and obligations of Raging River under the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan and following the Effective Time holders of Raging River Awards and Raging River Options granted under such plans shall be entitled to receive ~~Amalco~~Baytex Shares on the exercise, surrender or settlement of such Raging River Awards and Raging River Options subject to such adjustments as are then necessary to reflect the ratio at which Raging River Shares are exchanged for Baytex Shares pursuant to the Plan and such other adjustments in accordance with the provisions of the Raging River Award Plan, the Raging River Old Option Plan and the Raging River New Option Plan.

3.2                                                                               Effect of the Arrangement

(a)                                 With respect to each Raging River Shareholder, other than Electing Raging River Shareholders, Deferred Plans and Dissenting Shareholders, at the time of the transactions described in Subsections 3.1(~~c~~b) and 3.1(~~d~~c):

(i)                                     such Raging River Shareholder shall cease to be a holder of the Raging River Shares so transferred and the name of such holder shall be removed from the register of holders of Raging River Shares as it relates to the Raging River Shares so transferred;

(ii)                                  Raging River Subco shall become the holder of the Raging River Shares so transferred and shall be added to the register of holders of Raging River Shares; and

(iii)                               Baytex shall allot and issue to such Raging River Shareholder the number of Baytex Shares issuable to such holder on the basis set forth in Subsection 3.1(~~d~~c), and the name of such holder shall be added to the register of holders of the Baytex Shares in respect of such delivered Baytex Shares.

(b)                                 With respect to each Electing Raging River Shareholder and Deferred Plan, other than Dissenting Shareholders, at the time of the transaction described in Subsection 3.1(~~e~~d):

(i)                                     such Raging River Shareholder shall cease to be a holder of the Raging River Shares so transferred and the name of such holder shall be removed from the register of holders of Raging River Shares as it relates to the Raging River Shares so transferred;

(ii)                                  Baytex shall become the holder of the Raging River Shares so transferred and shall be added to the register of holders of Raging River Shares; and

(iii)                               Baytex shall allot and issue to such holder the number of Baytex Shares issuable to such holder on the basis set forth in Subsection 3.1(~~e~~d) and the name of such holder shall be added to the register of holders of the Baytex Shares in respect of such delivered Baytex Shares.

3.3                                                                               Election by Electing Raging River Shareholder

With respect to the election required to be made by an Electing Raging River Shareholder pursuant to Subsection 3.1(~~e~~d):

(a)                                 (i)                                     each of such Electing Raging River Shareholders shall make such election by depositing with the Depositary, prior to the Election Deadline, a validly completed and duly signed Shareholder Letter of Transmittal indicating such holder’s election, together with certificates representing such holder’s Raging River Shares; and

(ii)                                  any Raging River Shareholder (other than a Raging River Shareholder that is a Deferred Plan) who does not qualify as an Electing Raging River Shareholder or who does not deposit with the Depositary a validly completed and duly signed Shareholder Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Subsection 3.3(a)(i) and the Shareholder Letter of Transmittal or to elect to exchange Raging River Shares as contemplated by Subsection 3.1(~~e~~d), shall be deemed to have elected not to receive the consideration to be received under Subsection 3.1(~~e~~d) and shall be deemed to have sold, assigned and transferred its Raging River Shares to Raging River Subco in exchange for Raging River Subco Notes in accordance with Subsection 3.1(~~c~~b).

(b)                                 For greater certainty, all Raging River Shares held by a Deferred Plan will be deemed to receive Baytex Shares pursuant to Subsection 3.1(~~e~~d) even if the Raging River Shareholder holding such Raging River Shares fails to deposit a validly completed and duly executed Shareholder Letter of Transmittal with the Depositary prior to the Election Deadline.

(c)                                  All the events and transactions set out in Section 3.1, including the exchange of Raging River Shares for Raging River Subco Notes pursuant to Subsection 3.1(c), the exchange of Raging River Subco Notes for Baytex Shares pursuant to Subsection 3.1(d) and the exchange of Raging River Shares for Baytex Shares pursuant to Subsection 3.1(e), shall be deemed to have occurred in the order as set out in Section 3.1 commencing at the Effective Time regardless of whether the Election Deadline occurs before or after the Effective Time. If Baytex and Raging River determine that the Election Deadline is after the Effective Time, all elections received after the Effective Time but prior to the Election Deadline shall be valid and effective provided the Raging River Shareholder making such election deposits with the Depositary a validly completed and duly signed Shareholder Letter of Transmittal prior to the Election Deadline.  To the extent Raging River and Baytex agree to extend the Election Deadline, all elections received by the Depositary prior to or following such extension shall thereafter be irrevocable.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1                                                                               Certificates

From and after the Effective Time, each certificate formerly representing Raging River Shares shall represent only the right to receive:

(a)                                 in the case of certificates held by Dissenting Shareholders, the fair value of the Raging River Shares, represented by such certificates as provided for in the Interim Order and Article 5; and

(b)                                 in the case of all other Raging River Shareholders, the consideration to which each such Raging River Shareholder is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Raging River Shares, a duly completed and signed Shareholder Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require.

4.2                                                                               Deposit of Consideration by Baytex

Prior to the Effective Time, Baytex shall issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Baytex Shares, to issue certificates representing the aggregate number of Baytex Shares to which the Raging River Shareholders are entitled in accordance with the terms of the Arrangement.

4.3                                                                               Delivery of Baytex Shares by Depositary

Promptly following the Effective Time, upon receipt of the treasury order delivered by Baytex pursuant to Section 4.2, the Depositary shall cause certificates representing Baytex Shares to be forwarded to those persons who have deposited with the Depositary the certificates for Raging River Shares, a duly completed and signed Shareholder Letter of Transmittal and such documents and instruments required by the Depositary pursuant to Section 4.1. Such certificates shall, if elected by the Raging River Shareholder in the relevant Shareholder Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Shareholder Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Raging River Shareholder in the register of holders of Raging River Shares. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

4.4                                                                               Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Raging River Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Baytex, Raging River and their respective transfer agents in such form as is satisfactory to Baytex, Raging River and their respective transfer agents, or shall otherwise indemnify Baytex, Raging River and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5                                                                               Registration of Baytex Shares

The Depositary shall register Baytex Shares in the name of each Raging River Shareholder entitled thereto or as otherwise instructed in the Shareholder Letter of Transmittal deposited by such Raging River Shareholder and shall deliver such Baytex Shares in accordance with Section 4.3.

4.6                                                                               No Interest after the Effective Time

From and after the Effective Time, the Raging River Shareholders shall not be entitled to any dividend or other payment on or with respect to Raging River Shares other than the consideration that they are entitled to receive pursuant to this Plan.

4.7                                                                               Treatment of Fractional Shares

No fractional Baytex Shares will be issued in connection with the Arrangement. In the event that a Raging River Shareholder would otherwise be entitled to a fractional Baytex Share hereunder, the number of Baytex Shares issued to such Raging River Shareholder shall be rounded up to the next whole number of Baytex Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Baytex Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Raging River Shares registered in the name of or beneficially held by such Raging River Shareholder or his/her/its nominee shall be aggregated.

4.8                                                                               Failure to Deposit Certificates

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Raging River Shares that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive Baytex Shares or other consideration hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Raging River Shares to receive the consideration for such Raging River Shares pursuant to this Plan (and any dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Baytex, for no consideration. In such case, such Baytex Shares shall be returned to Baytex for cancellation and any cash (including any dividends or other distributions in respect of such Baytex Shares) shall be returned to Baytex.

4.9                                                                               Dividends

Subject to Section 4.8, all dividends payable in respect of Baytex Shares to which a former Raging River Shareholder is entitled in accordance with this Plan, but for which a certificate representing such Baytex Shares has not been delivered to such Raging River Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such Raging River Shareholder for delivery to the Raging River Shareholder, net of all withholding and other taxes, upon delivery of the certificate representing the applicable Baytex Shares in accordance with this Article 4.

4.10                                                                        Withholdings

Raging River, Baytex and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Raging River Shareholder such amounts as Raging River, Raging River Subco, Baytex or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Raging River Shareholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, any of Raging River, Baytex or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Raging River, Baytex or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Raging River, Baytex and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds (after deducting any expenses incurred in connection therewith) of such sale.

ARTICLE 5
DISSENT RIGHTS

5.1                                                                               Dissent Rights

Each registered holder of Raging River Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Raging River Shares and shall only be entitled to be paid the fair value of such holder’s Raging River Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder’s Raging River Shares to Baytex at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder’s Raging River Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Raging River Shares, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Shareholder shall receive Baytex Shares for such holder’s Raging River Shares on the basis set forth in Subsection 3.1(~~e~~d), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Raging River Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Raging River Shares at the Raging River Meeting. In no event shall Raging River or Baytex be required to recognize any Dissenting Shareholder as a securityholder of Raging River after the Effective Time and the names of such holders shall be removed from the register of holders of Raging River Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1                               Amendment of this Plan

(a)                                 Raging River and Baytex may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Raging River and Baytex; (ii) filed with the Court and, if made following the Raging River Meeting, approved by the Court; and (iii) communicated to Raging River Shareholders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan may be proposed by Raging River and Baytex at any time prior to or at the Raging River Meeting (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement and by the Raging River Shareholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan which is approved or directed by the Court following the Raging River Meeting shall be effective only: (i) if it is consented to by Raging River and Baytex (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by Raging River Shareholders.

(d)                                 This Plan may be amended, modified or supplemented following the Effective Time unilaterally by Baytex, provided that it concerns a matter that, in the reasonable opinion of Baytex, is of an administrative nature required to better give effect to the implementation of this Plan and is not adverse to the financial or economic interest of any former Raging River Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1                               Further Acts

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein.

7.2                               Priority of Plan

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to Raging River Shares issued prior to the Effective Time; (b) the rights and obligations of the holders of Raging River Shareholders and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Raging River Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.